UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: October 31, 2018
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FORM 12b-25/A
SEC FILE NUMBER
000-50009
NOTIFICATION OF LATE FILING
CUSIP NUMBER
69439P308

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Pacific Health Care Organization, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

1201 Dove Street, Suite 300

Address of Principal Executive Office (Street and Number)

Newport Beach, California 92660

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fred Odaka	949	721-8272
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanatory Note

On August 15, 2018 the Company filed a Form 12b-25 (the “Form 12b-25”) with the Securities and Exchange Commission (“SEC”).  In the Form 12b-25 due to an inadvertent error the Company incorrectly compared anticipated results of operations for the three-month period ended June 30, 2018 to the three-month period ended June 30, 2016 rather than June 30, 2017.  As a result, the Company disclosed in the Form 12b-25 that it anticipated certain significant changes in its operating results during the three-month period ended June 30, 2018, which the Company now anticipates will not be the case.  The Company is filing this amendment to amend and restate the Form 12b-25.

The Company anticipates realizing approximately a 57% increase in net income during the six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2017.  This anticipated increase is largely expected to be the result of an estimated 27% increase in income from operations and approximately a 14% reduction in income tax provision as a result of new tax laws.

This Notification of Late Filing on Form 12b-25/A includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements included in this amended notification, including estimated financial results and results of operations, are based upon information available to the Company as of the date of this amended notification, which may change, and the Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the Company’s current expectations. Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company’s business and operations detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K filed with the SEC on April 2, 2018, as well as other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise.

Pacific Health Care Organization, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     August 15, 2018                                                             By /s/ Fred Odaka

Fred Odaka

Chief Financial Officer